

September 19, 2013

<u>Via E-mail</u>
Jerry S. Krempa
Vice President and Controller
Bemis Company, Inc.
One Neenah Center, 4th Floor,
P.O. Box 669
Neenah, Wisconsin 54957-0669

Re: Bemis Company, Inc.
Form 10-K for the Fiscal Year ended December 31, 2012
Filed February 28, 2013
File No. 001-05277

Dear Mr. Krempa:

We have reviewed your filing and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2012

Financial Statements and Supplementary Data, page 29

Note 21 - Segments of Business, page 64

1.   We note that although you have provided net sales and long-lived assets disclosure for four geographic areas, you have not disclosed this type of information for your country of domicile, all other countries combined, and for individual countries where sales or long-lived assets are material. Please explain your reasons for limiting your disclosure in these respects and submit a schedule showing these details for each country in which you have operations, covering each year presented. Please submit the disclosure revisions that you propose to comply with FASB ASC 280-10-50-41.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Fay, Staff Accountant, at (202) 551-3812 if you have questions regarding our comment and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief